Exhibit 5.1

YIGAL ARNON & CO.
ADVOCATES AND NOTARY
1 Azrieli Center
Tel Aviv  67021

April 10, 2014

Tower Semiconductor Ltd.
Ramat Gavriel Industrial Zone
Migdal Haemek
ISRAEL

Dear Sir and Madam:

We have acted as Israeli counsel to Tower Semiconductor Ltd. (the "Company"), a corporation organized under the laws of the State of Israel. As such, we have participated in the preparation of the Company's registration statement on Form F-3 (the "Registration Statement") relating to the registration under the United States Securities Act of 1933, as amended, of the offering for resale by the selling shareholders of up to 5,790,151 ordinary shares of the Company (the "Shares"), par value 15.00 NIS each, which are issuable upon conversion of 8% Convertible Senior Notes Due 2018 (the "Notes") issued by the Company’s Jazz Technologies, Inc. subsidiary and held by the selling shareholders.

 As counsel to the Company in Israel, we have examined such corporate records, documents, agreements and such matters of law, as we have considered necessary or appropriate for the purpose of rendering this opinion. Upon the basis of such examination, we advise you that in our opinion the Shares, if and when issued upon conversion of the Notes in accordance with the terms and conditions of the Notes, will be duly authorized, legally issued, fully paid and nonassesable.

We are members of the Israel Bar, and the opinions expressed herein are limited to questions arising under the laws of the State of Israel, and we disclaim any opinion whatsoever with respect to matters governed by the laws of any other jurisdiction.

We consent to the reference to this firm under the caption "Legal Matters" in the Registration Statement, and we consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/Yigal Arnon & Co.
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Yigal Arnon & Co.